SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

4th Quarter Results Announcement

São Paulo, March 31, 2007

Index

Highlights	3

Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread of RASK (–) CASK	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international	5
Graph 3: Market share - domestic and international	5
Table 1: Operational data	6
Table 2: Fleet	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and Expenses - Quarter	10
Table 6: Costs and Expenses - Accumulated	13

EBITDAR, EBITDA, EBIT and Net Income	14
Table 7: Calculation of EBITDAR, EBITDA e EBIT Calculation	14

Cash Flow	15
Graph 4: Cash Flow	15
Table 8: Cash Flow - Quarter	16
Table 9: Cash Flow - Year	17

Balance Sheet	18
Table 10: Balance Sheet	18

Indebtedness	19
Table 11: Breakdown and maturity of financial debt	19
Table 12: Breakdown and maturity of operational leases	19

Business Units	20
Loyalty Program	20
Maintenance Center	20

Stock Market	21
Table 13: Actual Shareholders	21
Graph 5: Stock Performance	21

Strategy & Estimates	22
Estimates 2007	23
Estimates 2008	24
Graph 6: Fleet Projection	25

Financial Reports in US GAAP	26
Table 14: Income Statement - Quarter	26
Table 15: Income Statement - Accumulated	30
Table 16: Cash Flow	31
Table 17: Condensed Balance Sheet	32
Table 18: Breakdown and maturity of leases	33

Glossary	34

Investor Relations contacts	35

Highlights

7.3 million passengers transported - an increase of  10%

Decrease in block hours/day per aircraft from 13.0 to 12.3

Gross Revenues of R$ 2.4 billion, an increase of 15.9%

Begin operations of 2 A340, 2 A330, 7 A320 and 1 A321 compensated by 3 F100 returned in 4Q07 vs. 3Q07

New daily flight to Frankfurt since November 30

New daily flight to Madrid since December 21

Begin of code share operations with United Airlines, LAN and signature of contract with Lufthansa

Loan agreement with BNP     Paribas to finance up to US$ 117 million in pre-delivery payment (PDP) operations for 30 Airbus aircraft

R$ 83 million EBIT and R$ 353 million EBITDAR, margins of 3.6% and 15.4% respectively in 4Q07

São Paulo, March 31, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), reports its fourth quarter results for 2007 (4Q07). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations

TAM reached 48.2% average market share in 4Q07.
ASKs (capacity) increased 9.3% in 4Q07 compared to 4Q06 as a result of the increase in the operating fleet of 20 A320, 1 A319 and 3 A321, compensated by 9 F100 returned and other 5 in redelivery and the reduction in block hours by aircraft from 13.0 hours/day to 12.3 hours/day (total operation).
RPKs (demand) increased 9.9% in 4Q07 compared to 4Q06.
TAM’s domestic load factor increased to 71.1% in 4Q07, compared to 70.7% in 4Q06.

International Operations

TAM reached 71.5% average market share in 4Q07
ASKs (capacity) increased 71.6% in 4Q07, due to the increase of 2 A340, 2 A330 and 3 MD11 into our international operating fleet allowing the beginning of daily flights to Milan, Frankfurt and Madrid and the third daily flight to Paris. In South America we started daily flights to Cordoba, Caracas and Montevideo through the increase in the narrow body fleet in the region.
RPKs (demand) increased 65.3% comparing 4Q07 with 4Q06.
TAM’s international load factor decreased 2.7p.p. to 70.8% in 4Q07 compared to 73.5% in 4Q06.

Financial Performance

Total CASK increased by 1.4% in 4Q07 compared to 4Q06.
EBIT and EBITDAR margins of 3.6% and 15.4% respectively.
Net income of R$ 49.8 million, a positive margin of 2.2%.
Our total cash and cash equivalents equalled R$2,607 million.
Return on Assets (ROA) of 2.0%
Return on Equity (ROE) of 8.4%

Spread (RASK – CASK)

The spread between RASK and CASK was 0.6 resulting in an EBIT margin of 3.6% in 4Q07.

The main factors that contributed to the increase of 1.4% in CASK in 4Q07 were the impact by the reduction on our aircraft daily utilization from 13.0 to 12.3 hours and the increase in personnel and aircraft leasing costs, partially off-set by the reduction of outsourced services, aircraft insurance and landing, take-off and navigation charges, per ASK mainly due to the appreciation of the Real in 17.2% and the decrease in the cost of fuel per ASK, due to the change in the mix of supplying between the domestic and international market..

To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance Market

Graph 2:
Market growth in domestic and international markets (base 100)

4Q07 Growth:
RPK (demand)	17.3%	47.6%
ASK (supply)	15.4%	58.4%

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data

	2007		2006		Variation (%)

	4th quarter	Accum. To Dec	4th quarter	Accum. To Dec	4th quarter	Accum. To Dec

Total
Passengers transported (thousand)	7,257	27,850	6,608	25,022	9.8	11.3
RPK (million)	9,081	33,500	7,220	26,289	25.8	27.4
ASK (million)	12,789	47,599	10,097	35,564	26.7	33.8
Load factor - %	71.0	70.4	71.5	73.9	-0.5 p.p.	-3.5 p.p.
Break-even load factor (BELF) - %	68.4	68.1	63.0	63.9	5.5 p.p.	4.2 p.p.
Average tariff	261	250	265	268	-1.6	-6.6
Flight hours	120,072	462,380	108,033	390,839	11.1	18.3
Kilometers flown by aircraft (million)	71,254	273,056	62,594	226,344	13.8	20.6
Liters of fuel (million)	464,017	1,739,430	374,552	1,336,816	23.9	30.1
Aircraft utilization (hours per day)	12.3	12.6	13.0	12.66	-4.9	-0.3
Aircraft utilization by track (hours per day)¹	13.3	13.4	13.5	13.17	-1.9	1.9
Landings	66,178	261,171	64,938	245,163	1.9	6.5
Stage Length	1,077	1,046	964	923	11.7	13.2
Total number of employees	20,469	20,469	13,195	13,195	55.1	55.1
- TAM Linhas Aéreas	19,574	19,574	12,344	12,344	58.6	58.6
- TAM Mercosur	692	692	659	659	5.0	5.0
- TAM Fidelidade	203	203	192	192	5.7	5.7
WTI-NY end (NYMEX) (in US$/Barrel)	79.62	79.62	63.89	63.89	24.6	24.6
End of period exchange rate	1.7713	1.7713	2.138	2.138	-17.2	-17.2

Domestic Market
Paid passengers transported (thousand)	6,246	24,150	5,913	22,533	5.6	7.2
RPK domestic (million)	5,656	21,368	5,148	18,987	9.9	12.5
RPK scheduled domestic (million)	5,299	19,991	4,641	16,988	14.2	17.7
ASK domestic (million)	7,951	30,383	7,277	25,965	9.3 p.p.	17.0 p.p.
ASK scheduled comestic (million)	7,529	28,765	6,657	23,601	13.1	21.9
Domestic Load factor - %	71.1	70.3	70.7	73.1	0.5 p.p.	-2.8 p.p.
Market Share - %	48.2	48.9	50.9	48.0	-2.7 p.p.	0.9 p.p.

International Market²
Paid passengers transported (thousand)	1,011	3,701	696	2,489	45.4	48.7
RPK international (million)	3,425	12,133	2,072	7,302	65.3	66.1
RPK scheduled international (million)	3,374	11,947	2,061	7,112	63.7	68.0
ASK international (million)	4,838	17,216	2,820	9,599	71.6	79.4
ASK scheduled international (million)	4,755	16,945	2,798	9,323	69.9	81.8
International Load factor - %	70.8	70.5	73.5	76.1	-2.7 p.p.	-5.6 p.p.
Market Share - %**	71.5	67.5	61.9	37.5	9.6 p.p.	30.0 p.p.
¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

Domestic Market	The domestic market demand increased 17.3% comparing 4Q07 vs. 4Q06 while there was an increase in supply of 15.4% in the same period. As a result, the industry's load factor increased 1.1 p.p. to 70.5% in 4Q07 compared to 69.4% in 4Q06.

TAM Domestic Demand	In the domestic market, TAM presented an increase of 9.9% in RPKs (scheduled + charter), however, presented an increase of 14.2% in RPKs scheduled (excluding charter), when comparing 4Q07 vs. 4Q06. In order to maintain a higher number of spare aircraft in our network, we reduced the number of charter flights, decreasing in 29.5% charter RPKs. Our domestic market share was 48.2% in 4Q07.

TAM Domestic Supply	Our domestic supply (measured in ASKs) increased 9.3% in 4Q07 when compared to 4Q06, due to the increase in the fleet of 20 A320, 1 A319 and 3 A321, compensated by 11 F100 returned and other 5 in redelivery and the reduction in block hours by aircraft from 13 hours/day in 4Q06 to 12.3 flown hours per aircraft per day in 4Q07 (total operation).

International Market	In the international market, both demand and supply increased by 47.6% and 58.4%, respectively, when comparing 4Q07 vs. 4Q06. These factors led to a decrease in load factor from 69.9% to 65.1% in 4Q06 and 4Q07, respectively.

TAM International Demand	TAM continued to grow in the international market. Our market share increased from 61.9% in 4Q06 to 71.5% in 4Q07, generated by a RPK increase of 65.3% from 4Q06 to 4Q07 (Considering TAM LA and TAM Mercosur statistics).

TAM International Supply	The increase in our participation in the international market was due to a 71.6% supply increase y-o-y, due to the increase of 2 A340, 2 A330 and 3 MD11 into our international long haul operating fleet allowing the beginning of daily flights to Milan, Frankfurt, Madrid and the third daily flight to Paris. In South America we started daily frequencies to Cordoba, Caracas and Montevideo through the addition of narrow body aircraft into the network (including the incorporation of 1 A320 into Mercosur’s fleet). The capacity was impacted by the reduction of a daily frequency to Santiago in 3Q07 due to our agreement with LAN.

Table 2: Fleet

December 31

Model	Capacity	In Operation		Redelivery		Total
		4th quarter		4th quarter		4th quarter
		2007	2006	2007	2006	2007	2006
MD-11	289 seats	3	-	-	-	3	-
A340	267 seats	2	0	-	-	2	0
A330	212 / 213 seats	12	10	-	-	12	10
Total Wide Body		17	10	-	-	17	10
A321	220 seats	3	0	-	-	3	0
A320	156 / 174 seats	70	50	-	-	70	50
A319	144 seats	15	14	0	0	15	14
F-100	108 seats	5	18	5	3	10	21
Total Narrow Body		93	82	5	3	98	85
Total		110	92	5	3	115	95

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

		2007		2006		Variation (%)

	4th quarter	Accum. To Dec	4th quarter	Accum. To Dec	4th quarter	Accum. To Dec

Domestic revenue - Pax
Scheduled - PAX	1,319,656	4,681,866	1,226,244	4,935,599	7.6%	-5.1%
Charter - PAX	37,145	152,037	59,093	226,336	-37.1%	-32.8%

Total	1,356,801	4,833,903	1,285,337	5,161,935	5.6%	-6.4%

International revenue - Pax
Scheduled - PAX	535,697	2,109,397	465,469	1,513,334	15.1%	39.4%
Charter - PAX	2,047	20,343	1,889	24,125	8.3%	-15.7%

Total	537,744	2,129,740	467,359	1,537,459	15.1%	38.5%

Cargo revenue
Domestic cargo	100,196	360,149	87,751	321,817	14.2%	11.9%
International cargo	124,688	416,667	59,132	164,678	110.9%	153.0%

Total	224,885	776,817	146,883	486,495	53.1%	59.7%

Other operating revenue
Loyalty program	74,045	290,029	61,559	207,255	20.3%	39.9%
Expired tickets	154,796	413,221	70,778	286,089	118.7%	44.4%
Agency of trip and tourism	12,817	30,243	4,815	20,858	166.2%	45.0%
Others	0	0	0	0	0.0%	0.0%

Total	241,657	733,492	137,152	514,202	76.2%	42.6%

Gross Revenue	2,361,087	8,473,952	2,036,730	7,700,091	15.9%	10.1%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2007		2006		Variation (%)

	4th quarter	Accum. To Dec	4th quarter	Accum. To Dec	4th quarter	Accum. To Dec

RASK (cents)(1) (2)	17.87	17.12	19.28	20.65	-7.3	-17.1
Load Factor - %	71.0	70.4	71.5	73.9	-0.5 p.p.	-3.5 p.p.
Yield (cents of reais)(1) (3)	26.00	25.30	28.21	29.29	-7.8	-13.6

RASK scheduled domestic (cents)	16.69	15.51	17.53	19.88	-4.8	-22.0
Domestic Load factor - %	70.4	69.5	69.7	72.0	0.7 p.p.	-2.5 p.p.
Yield Scheduled Domestic (cents of reais)	24.90	23.42	26.42	29.06	-5.8	-19.4

RASK scheduled Internacional (cents)	11.26	12.44	16.60	16.22	-32.2	-23.3
International Load factor - %	71.0	70.5	73.7	76.3	-2.7 p.p.	-5.8 p.p.
Yield Scheduled International (cents of reais)	15.88	17.66	22.58	21.28	-29.7	-17.0
Yield Scheduled International (cents of USD)	8.96	9.97	10.56	9.95	-15.2	0.2

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue	Our gross operating revenue increased 15.9% to R$ 2,361.1 million in 4Q07 compared to R$ 2,036.7 million in 4Q06. The total Yield decreased 7.8% to R$ 26.00 cents in the 4Q07 compared to R$ 28.21 cents in 4Q06, mainly due to the competitive scenario in the domestic market, the appreciation of the Real vs. Dollar of 17.2% - causing a reduction in the international revenues converted to Reais and the reduction in the average tariff even more diluted by the increase of 11.7% in the average stage length. Our total demand (RPK) increased 25.8% and our supply (ASK) increased 26.7% resulting in a reduction of 0.5 p.p. in the average load factor to 71.0% in 4Q07. Other gross revenue per ASK increased 39.1% in 4Q07. Total RASK (taxes net) decreased 7.3% to R$ 17.87 cents, compared to 19.28 Real cents in 4Q06.

Gross domestic passenger revenues	Gross domestic passenger revenue (including scheduled and charter passengers)increased 5.6% to R$ 1,356.8 million in 4Q07, compared with R$ 1,285.3 million in 4Q06. Domestic scheduled yield decreased 5.8% from R$ 26.42 cents in 4Q06 to R$ 24.90 cents in 4Q07, domestic demand (in RPK terms) increased 9.9% while the increase in the domestic supply (in ASK terms) was 9.3%, an increase in the domestic load factor of 0.5 p.p., resulting in a 4.8% decrease in the RASK scheduled domestic reaching R$ 16.69 cents in 4Q07 compared to R$ 17.53 cents in 4Q06.

Gross international passenger revenue	Gross international passenger revenue (including scheduled and charter passengers)increased 15.1% to R$537.7 million in 4Q07, compared with R$467.4 million in 4Q06. The yield scheduled international decreased 29.7% to R$ 15.88 cents in 4Q07. In dollar terms, yield scheduled international decreased 15.2% to US$8.96 cents in 4Q07 from US$10.56 cents in 4Q06. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 17.2% and beginning of daily flights to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 65.3% and the international supply increased 71.6% resulting in a load factor decrease of 2.7 p.p. reaching 70.8% from 73.5% in 4Q06. In consequence of the decrease in both yield scheduled international and load factor, the RASK scheduled international decreased 32.2% from R$ 16.60 cents in 4Q06 to R$ 11.26 cent s in 4Q07.

Gross cargo revenue	Gross cargo revenue (domestic and international) increased 53.1% to R$ 224.9 million in 4Q07 compared with R$ 146.9 million in 4Q06 due to the increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 76.2% to R$ 241.7 million in 4Q07, compared with R$ 137.2 million in 4Q06, primarily due to the increase on Loyalty program revenues from R$ 61.6 million in 4Q06 to R$ 74.0 million in 4Q07 and accounting for expired tickets.

Sales deductions and taxes	Sales deductions and taxes decreased 16.5% to R$ 75.3 million in 4Q07, compared with R$ 90.1 million in 4Q06, due to federal taxes compensations.

Net operating revenue	Our net operating revenue increased 17.4% to R$ 2,285.8 million in 4Q07, compared with R$ 1,946.6 million in 4Q06.

Costs and Expenses

Table 5: Costs and Expenses – Quarter

	4th quarter

BR GAAP	In cents of R$ per ASK			In m illions of R$

	2007	2006	Variation (%)	2007	2006	Variation (%)

Operational Incom e	18.46	20.17	-8.5	2,361.1	2,036.7	15.9
Flight revenue	16.57	18.81	-11.9	2,119.4	1,899.6	11.6
Domestic	10.61	12.73	-16.7	1,356.8	1,285.3	5.6
International	4.20	4.63	-9.2	537.7	467.4	15.1
Cargo	1.76	1.45	20.9	224.9	146.9	53.1
Other operating sales and/or services	1.89	1.36	39.1	241.7	137.2	76.2
revenues
Sales deductions and taxes	(0.59)	(0.89)	-34.1	(75.3)	(90.1)	-16.5

Net operational incom e	17.87	19.28	-7.3	2,285.8	1,946.6	17.4

Cost of services and operational
expenses
Fuel	(5.23)	(5.45)	-4.1	(669.0)	(550.7)	21.5
Selling and marketing expenses	(2.25)	(2.32)	-3.2	(287.7)	(234.7)	22.6
Aircraft and equipment leasing	(1.85)	(1.74)	6.3	(236.8)	(175.8)	34.7
Personnel	(3.10)	(2.68)	15.9	(397.0)	(270.4)	46.8
Maintenance and review s (except personnel)	(0.98)	(1.02)	-4.2	(125.1)	(103.2)	21.3
Outsourced services	(1.14)	(1.39)	-17.8	(146.0)	(140.2)	4.1
Landing and take-off and navigation charges	(0.83)	(0.88)	-5.1	(106.3)	(88.4)	20.2
Depreciation and amortization	(0.25)	(0.29)	-14.5	(32.0)	(29.5)	8.3
Aircraft insurance	(0.07)	(0.08)	-21.1	(8.3)	(8.3)	-0.1
Others	(1.52)	(1.12)	36.0	(194.2)	(112.8)	72.2

Total cost of services and operational	(17.22)	(16.98)	1.4	(2,202.4)	(1,714.1)	28.5
expenses

Gross profit	0.65	2.30	-71.7	83.4	232.5	-64.1

Financial income (expense)	(0.07)	0.27	-126.7	(9.3)	27.4	-133.8
Other operating expenses. Net	(0.17)	(0.64)	-74.1	(21.3)	(64.9)	-67.2

Operating incom e (loss)	0.41	1.93	-78.6	52.9	195.0	-72.9
Non-operating results, net	(0.37)	(0.00)	N/A	(47.4)	(0.2)	29174.2

Incom e (loss) before incom e and social	0.04	1.93	-97.8	5.5	194.9	-97.2
contribution taxes
Income tax and social contribution	0.06	(0.75)	-107.5	7.1	(75.3)	-109.5

Incom e (loss) before m inority interest	0.10	1.18	-91.7	12.6	119.6	-89.5
Minority interest	0.00	(0.00)	N/A	0.1	(0.3)	-130.3
Reversal of interest on equity	0.29	0.17	73.2	37.1	16.9	119.3

Net incom e (loss) for the period	0.39	1.35	-71.1	49.8	136.2	-63.5

EPS (R$)				0.33	0.90	-63.5

Cost of services and operational expenses and CASK	Our cost of services and operating expenses increased by 28.5% to R$ 2,202.4 million in 4Q07, compared to R$ 1,714.1 in 4Q06. The increase in cost of services and operating expenses is mainly due to the increase in fuel, selling and marketing expenses, personnel, landing, take-off and navigational charges, maintenance and repairs expenses and aircraft and equipment leasing. The cost of services and operational expenses by ASK (CASK) increased 1.4% from 16.98 Real cents in 4Q06, to 17.22 Real cents in 4Q07, mainly due to the increase in personnel and aircraft and equipment leasing, partially offset by reduction in the outsourced services costs, aircraft insurance and landing, take-off and navigation charges mainly due to the appreciation of the Real exchange rate of 17.2% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs increased 4.1% in 4Q07 compared to 4Q06.

Fuel	Fuel costs increased 21.5% to R$ 669.0 million in 4Q07, compared with R$ 550.7 million in 4Q06 due to the 23.9% increase in litres consumed offset by the average cost per litre decrease of 1.9% in the same period, mainly due to a higher participation in fuel supplying in the international market, the economy of tankering program and the increase of 11.7% in the average stage length. Fuel costs by ASK decreased 4.1%.

Sales and Marketing	Sales and marketing expenses increased 22.6% to R$ 287.7 million in 4Q07, compared to R$ 234.7 million in 4Q06. The sales and marketing expenses represented 12.6% of total net revenues in 4Q07 against 12.1% in 4Q06, an increase of 0.5 p.p., maintaining the same percentage of net revenues as 3Q07. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, offset by the reduction on domestic commercial costs and the reduction in the commission paid to the representatives of the national stations that were incorporated in the end of 1Q07. Sales and marketing expenses per ASK reduced 3.2%.

Aircraft and equipment leasing	Aircraft and equipment leasing costs increased by 34.7% to R$ 236.8 million in 4Q07, compared to R$ 175.8 million in 4Q06, mostly due to the increase of 20 aircraft A320, 1 A319, 3 A321, 2 A330, 2 A340 and 3 aircraft MD11, partially compensated by the return of 11 Fokker 100, the 17.2% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK increased 6.3%.

Personnel costs	Personnel costs increased by 46.8% to R$ 397.0 million in 4Q07, compared to R$ 270.4 million in 4Q06, principally due to the 55.1% increase in headcount from 13,195 to 20,469 in 4Q07 vs. 4Q06, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. Personnel costs per ASK increased 15.9%.

Maintenance and repairs (except personnel)	Maintenance and repairs (except personnel) costs increased 21.3% to R$ 125.1 million in 4Q07, compared to R$ 103.2 million in 4Q06, mainly due to the increase of total flown hours of 11.1% and the increase in our fleet, compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 17.2%. Costs with maintenance and repairs (except personnel) by ASK decreased 4.2%.

Outsourced services	Outsourced services increased by 4.1% to R$ 146.0 million in 4Q07, compared to R$ 140.2 million in 4Q06. Outsourced services by ASK decreased 17.8% due to the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 17.2% reducing the costs with international stations and the international distribution.

Landing, take-off and navigation charges	Landing, take-off and navigation charges increased 20.2% to R$ 106.3 million in 4Q07, compared to R$ 88.4 million in 4Q06, due to the increase of 1.9% in take-offs and 13.8% in kilometres flown and the increase in international flights, which costs are higher than domestic ones, offset by the appreciation of the Real. Landing, take-off and navigation charges by ASK decreased 5.1%.

Depreciation and amortization	Depreciation and amortization costs increased 8.3% to R$ 32.0 million in 4Q07, compared with R$ 29.5 million in 4Q06, mainly due to the new additions in the fixed assets of R$ 2.5 million, due to the ground support equipment acquisitions related to our growth during the period from 4Q06 to 4Q07. The depreciation and amortization expense by ASK decreased 14.5%.

Aircraft insurance	Aircraft insurance decreased 0,1% maintaining R$ 8,3 million in 4Q07 compared with 4Q06, mainly due to the appreciation of the Real against the US dollar of 17.2% offset by the increase in the number of passengers transported in 9.8% in 4Q07 vs. 4Q06 and by the net increase of 20 aircraft into our fleet compared to 4Q06. The costs of aircraft insurance by ASK reduced 21.1%.

Others	Other expenses increased by 72.2% to R$ 194.2 million in 4Q07 compared with R$ 112.8 million in 4Q06, mainly due to increase in our operations of 26.7%, increase in general and administrative expenses, and operating costs in international bases. Other operational expenses by ASK increased 36%.

Net financial result	Our net financial result reached negative result of R$ 9.3 million in 4Q07, compared with a positive result of R$ 27.4 million in 4Q06, mainly due to losses with FX variation and less income with financial applications, partially offset by gains with fuel hedge.

Net non-operating results	Net non-operating results increased from a cost of R$ 0.2 million in 4Q06 to R$ 47.4 million in 4Q07 due to non recurring provisions of disposal of assets, related to the phase-out of the F-100s.

Income tax and social contribution	Income tax and social contribution had an income of R$ 7.1 million in 4Q07, compared to expenses of R$ 75.3 million in 4Q06, due to fiscal gains related to the payment of interest on own capital.

Net Income	Our net income reached R$ 49.8 million in 4Q07, compared with net income of R$ 136.2 million in 4Q06, as a result of the matters above discussed representing a reduction of 4.8 p.p. in margin, from a positive margin of 7.0% in 4Q06 to 2.2% in 4Q07.

Table 6: Costs and Expenses – Accumulated

	January-Decem ber

BR GAAP	In cents of R$ per ASK			In m illions of R$

	2007	2006	Variation (%)	2007	2006	Variation (%)

Operational Incom e	17.80	21.65	-17.8	8,474.0	7,700.1	10.1
Flight revenue	16.26	20.21	-19.5	7,740.5	7,185.9	7.7
Domestic	10.16	14.51	-30.0	4,833.9	5,161.9	-6.4
International	4.47	4.32	3.5	2,129.7	1,537.5	38.5
Cargo	1.63	1.37	19.3	776.8	486.5	59.7
Other operating sales and/or services	1.54	1.45	6.6	733.5	514.2	42.6
revenues
Sales deductions and taxes	(0.68)	(1.00)	-32.2	(322.8)	(355.4)	-9.2

Net operational incom e	17.12	20.65	-17.1	8,151.2	7,344.6	11.0

Cost of services and operational
expenses
Fuel	(5.33)	(5.99)	-11.0	(2,536.4)	(2,129.9)	19.1
Selling and marketing expenses	(2.05)	(2.46)	-16.8	(975.1)	(875.3)	11.4
Aircraft and equipment leasing	(1.85)	(2.02)	-8.4	(880.8)	(718.8)	22.5
Personnel	(2.73)	(2.45)	11.3	(1,299.4)	(872.6)	48.9
Maintenance and review s (except personnel)	(0.98)	(1.09)	-10.1	(466.7)	(388.0)	20.3
Outsourced services	(1.15)	(1.52)	-24.0	(549.0)	(539.6)	1.7
Landing and take-off and navigation charges	(0.88)	(0.89)	-0.1	(421.0)	(315.0)	33.7
Depreciation and amortization	(0.24)	(0.29)	-14.8	(116.1)	(101.9)	14.0
Aircraft insurance	(0.07)	(0.10)	-28.5	(33.6)	(35.1)	-4.3
Others	(1.28)	(1.05)	22.7	(611.0)	(372.0)	64.2

Total cost of services and operational	(16.57)	(17.85)	-7.1	(7,889.1)	(6,348.1)	24.3
expenses

Gross profit	0.55	2.80	-80.4	262.0	996.6	-73.7

Financial income (expense)	(0.09)	0.11	-179.0	(41.7)	39.4	-205.8
Other operating expenses. Net	(0.09)	(0.35)	-73.5	(44.8)	(126.2)	-64.5

Operating incom e (loss)	0.37	2.56	-85.6	175.5	909.8	-80.7
Non-operating results, net	(0.09)	0.03	-374.4	(41.7)	11.4	-467.3

Incom e (loss) before incom e and social
contribution taxes	0.28	2.35	-88.0	133.8	836.6	-84.0
Income tax and social contribution	(0.09)	(0.91)	-90.3	(42.1)	(325.3)	-87.1

Incom e (loss) before m inority interest	0.19	1.68	-88.5	91.7	595.8	-84.6
Minority interest	0.00	(0.00)	-100.7	0.0	(1.0)	-101.0
Reversal of interest on equity	0.08	0.05	63.9	37.1	16.9	119.3

Net incom e (loss) for the period	0.27	1.72	-84.3	128.8	611.8	-78.9

EPS (R$)				0.86	4.06	-78.9

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation

	2007		2006		Variation%

BR GAAP (In millions of R$)

	4th quarter	Accum. To Dec.	4th quarter	Accum. To Dec.	4th quarter	Accum. To Dec.

Net income before minority interest	49,740	128,886	136,495	611,750	-64%	-79%
Income tax and social contribution	-44,211	5,006	58,366	279,622	-176%	-98%
Financial result, net	9,263	41,658	-27,414	45,152	-134%	-8%
Non-operating result, net	47,394	41,711	162	-11,357	29174%	-467%
Other operating expenses, net	21,149	44,132	64,727	125,480	-67%	-65%

EBIT	83,335	261,392	232,334	995,861	-64%	-74%
Depreciation and amortization	32,608	116,128	28,997	101,803	12%	14%
Goodwill amortization in subsidiary	179	717	179	717	0%	0%

EBITDA	116,122	378,237	261,510	1,098,381	-56%	-66%
Rental - Leasing	236,759	880,757	175,802	718,689	35%	23%

EBITDAR	352,881	1,258,994	437,312	1,817,070	-19%	-31%

Net revenue	2,285,807	8,151,174	1,946,581	7,344,649	17%	11%

Margins:
EBIT	3.6	3.2	11.9	13.56	-8.3 p.p.	-10.4 p.p.
EBITDA	5.1	4.6	13.4	14.95	-8.4 p.p.	-10.3 p.p.
EBITDAR	15.4	15.4	22.5	24.74	-7.0 p.p.	-9.3 p.p.

EBIT	EBIT margin was 3.6%, reaching R$ 83.3 million in 4Q07, compared to R$ 232.3 million in 4Q06, representing a decrease in the margin of 8.3 p.p The EBIT reduction was a consequence of the 7.3% RASK reduction, composed by 7.8% reduction in the yield and 0.5 p.p. reduction in the load factor and by the increased of 1.4% in CASK.

EBITDAR	EBITDAR margin was 15.4%, reaching R$ 352.9 million in 4Q07, compared to R$ 437.3 million in 4Q06, representing a decrease in the EBITDAR margin of 7 p.p. in 4Q07 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow

Cash flow from operating activities	Operational activities generated R$ 156.1 million in 4Q07 compared to a generation of R$340.7 million in 4Q06.

Cash flow used in investing activities	Cash used in investing activities in 4Q07 represented R$ 152.2 million, related to the payment of PDPs (pre-delivery payments), investment in the spare parts for aircraft, given the increase in our operating fleet, compared to a use of R$ 232.1 million in 4Q06.

Cash flow from financing activities	Cash generated from financing activities in 4Q07 was R$ 132.3 million, mainly due to short term loans and financing.

Capital Expenditures	As part of our strategy to maintain operational leases to increase our fleet, no significant investment is expected in the future.

Table 8: Cash Flow - Quarter

BR GAAP (In m illions of R$)	4Q07	4Q06

Net Incom e (Loss)	49,831	136,193
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	20,130	20,913

Cash Earnings	69,961	157,105

OPERATING CASH FLOW
Change in W orking Capital
(Increase)/Decrease in Accounts Receivables	69,216	140,590
(Increase)/Decrease in Inventories	(41,014)	(10,824)
Increase/(Decrease) in Suppliers Payables	58,542	28,396
Total (Increase)/Decrease in W orking Capital	86,744	158,162

(Increase)/Decrease in Other Accounts Receivables	106,942	13,922
Increase/(Decrease) in Transportations to be executed	(32,256)	(24,857)
Increase/(Decrease) in Other Accounts Payables	(75,335)	36,362
Total (Increase)/Decrease in Others	(649)	25,427

(=) Net cash provided by operating activities	156,055	340,695

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(158,163)	(30,772)
(Increase)/Decrease Others Long term	(11,694)	(167,308)
(Increase)/Decrease Other Investments	(13,027)	180
(Increase)/Decrease Property Plan and equipment	30,705	(34,198)
(=) Cash flow from investing activities	(152,179)	(232,098)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	4,117	(8,680)
Increase/(Decrease) Loans and Financing Short Term	206,108	109,746
Increase/(Decrease) Loans and Financing Long Term	(85,718)	(26,477)
Increase/(Decrease) Financial Leases Long Term	(9,831)	(12,896)
Increase/(Decrease) Debentures and Bonds	(24,520)	13,091
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(1,528)	8,026
Increase/(Decrease) Others	43,691	12,657
(=) Cash flow from financing activities	132,318	95,469

EQUITY
Dividends	71,959	137,498
Increase/(Decrease) Legal and Revaluation Reserve	(72,388)	(134,489)

CASH FLOW IN THE PERIOD	135,766	207,074

Cash and cash equivalents at the end of the period	2,606,877	2,452,978
Cash and cash equivalents at the beginning of the period	2,471,111	2,245,903
Change	135,766	207,074

Table 9: Cash Flow – Year

BR GAAP (In millions of R$)	Acum07	Acum06

Net Income (Loss)	128,896	611,750
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	73,909	71,696

Cash Earnings	202,806	683,446

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(156,956)	(17,807)
(Increase)/Decrease in Inventories	(48,596)	(9,310)
Increase/(Decrease) in Suppliers Payables	80,039	64,769
Total (Increase)/Decrease in Working Capital	(125,513)	37,652

(Increase)/Decrease in Other Accounts Receivables	(164,371)	(75,499)
Increase/(Decrease) in Transportations to be executed	32,335	201,564
Increase/(Decrease) in Other Accounts Payables	27,538	92,162
Total (Increase)/Decrease in Others	(104,498)	218,226

(=) Net cash provided by operating activities	(27,205)	939,324

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(706,928)	(146,582)
(Increase)/Decrease Others Long term	(132,773)	(134,132)
(Increase)/Decrease Other Investments	(12,439)	5,944
(Increase)/Decrease Property Plan and equipment	(72,109)	(94,774)
(=) Cash flow from investing activities	(924,249)	(369,544)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	3,809	7,059
Increase/(Decrease) Loans and Financing Short Term	659,240	103,460
Increase/(Decrease) Loans and Financing Long Term	(11,675)	79,459
Increase/(Decrease) Financial Leases Long Term	(39,758)	(62,749)
Increase/(Decrease) Debentures and Bonds	501,961	509,311
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(21,596)	(10,385)
Increase/(Decrease) Others	159,170	80,872
(=) Cash flow from financing activities	1,251,151	707,028

EQUITY
Dividends	(65,128)	109,126
Increase/(Decrease) Legal and Revaluation Reserve	(80,670)	71,593

CASH FLOW IN THE PERIOD	153,899	1,457,526

Cash and cash equivalents at the end of the period	2,606,877	2,452,978
Cash and cash equivalents at the beginning of the period	2,452,978	995,452
Change	153,899	1,457,526

Table 10: Balance Sheet

BR GAAP (in thousands of R$)	12.31.2007	12.31.2006

Total Assets	6,542,961	5,168,799

Current Assets	5,029,641	3,863,172

Cash	134,873	122,458
Cash equivalents (short-term investments)	2,472,004	2,330,520
Accounts receivable	937,928	780,972
Inventories	162,471	113,875
Taxes recoverable	87,017	67,345
Deferred Income Tax	37,950	36,117
Pre paid expenses	151,372	88,138
Advances to aircraft manufacturers	864,440	221,793
Other accounts receivable	137,071	72,765
Aircraft insurance and others	44,515	29,189

Long-Term Assets	710,209	513,155

Deposits in guarantee	161,488	144,444
Subsidiaries	0	0
Deferred income tax and social contribution	195,415	109,277
Judicial Deposits	75,017	55,577
Other accounts receivable	53,541	26,346
Advances to aircraft manufacturers	105,115	130,915
Advances for aircraft maintenance	119,633	46,596

Permanent Assets	803,111	792,472

Good Will	0	0
Investments	70	70
Plant, Property and Equipment	789,885	791,685
Deferred assets	13,156	717

LIABILITIES AND SHAREHOLDERS' EQUITY	6,542,961	5,168,799

Current Liability	2,751,980	2,035,697

Suppliers	426,856	346,817
Loans and Financing	881,148	221,908
Leases	72,917	69,108
Debentures	32,159	60,588
Payroll and Social Contributions	236,708	194,128
Transportations to be executed	791,546	759,210
Taxes and Charges	59,051	63,783
Provision for Income Tax and Social Contribution	20,079	1,993
Interest on equity and Dividends payable	72,616	137,629
Reorganization of the Fokker 100 Fleet	11,501	11,813
Loyalty Program	20,614	19,039
Bonds	7,076	0
Other accounts payable	119,709	149,681

Long-term liabilities	2,285,596	1,675,827

Loans and Financing	219,189	230,864
Leases	53,196	92,954
Debentures	500,000	508,076
Provisions for Deferred Income Tax	50,861	56,306
Provisions for Contingencies	844,713	722,761
Reorganization of the Fokker 100 Fleet	41,523	62,806
Bonds	531,390	0
Others	44,724	2,060

Deferred Income	11,099	11,099
Minority Interest	2,629	2,744

Shareholders' Equity	1,491,657	1,443,431

Paid-Up Capital	675,497	675,000
Capital Reserve	102,855	102,855
Revaluation Reserve	135,134	147,874
Legal Reserve	0	0
Profit reserve	578,171	517,702

Indebtedness

Table 11: Breakdown and Maturity of financial debt

BR GAAP						R$ thousand

						12.31.2007

			Reorganization of Fokker 100 fleet
Year	Loans	Lease payable		Debentures	Bonds	Total	% Total

2007	881,148	72,917	11,501	32,159	7,076	1,004,801	43%
2008	126,990	24,642	13,963	-	-	165,595	7%
2009	60,097	6,136	15,825	166,667	-	248,725	11%
2010	23,015	5,753	11,735	166,667	-	207,170	9%
2011	2,487	5,151	0	166,667	-	174,305	7%
2012	6,600	11,514	0	-	531,390	549,504	23%

After 2012	1,100,337	126,113	53,024	532,159	538,466	2,350,099	100%

Foreign currency -
denominated	770,524	126,113	53,024	0	538,466	1,488,127	63%
Local currency -
denominated	329,813	0	0	532,159	0	861,972	37%

Table 12: Breakdown and maturity of operational leases

BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	2007	2006

Foreign currency
Airbus A319	1-Month Libor (5.3% p.a.)	133,450	115,713
	3-Month Libor (5.3% p.a.)	31,093	15,279
	6-Month Libor (5.3% p.a.)	255,851	177,065

Airbus A320	Fixed interes t to 4.00% p.a.	227,093	65,708
	1-Month Libor (5.3% p.a.)	314,828	124,924
	3-Month Libor (5.3% p.a.)	858,263	419,584
	6-Month Libor (5.3% p.a.)	743,411	505,146

Airbus A321	3-Month Libor (5.3% p.a.)	188,595	-

Airbus A330	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	548,894	231,110
	6-Month Libor (5.3% p.a.)	654,544	443,196

Airbus A340	Fixed ins talm ent of US$ 850,000	198,900	-

Fokker 100	Fixed interes t to 1.10% p.a. to 2.00% p.a. (1.6% p.a.)	4,645	73,934
	6-Month Libor (5.3% p.a.)	3,437	6,961

Boeing MD-11	Fixed ins talm ent of US$ 399,000	10,773	-

Airbus Turbines	Fixed interes t to 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	12,521	7,143
	6-Month Libor (5.3% p.a.)	11,784	8,359

		4,198,082	2,194,122

		In thousands of US dollars

Year

		2007	2006

2007		-	332,949
2008		705,477	307,169
2009		629,319	276,941
2010		600,525	264,053
2011		182,203	247,434
2012		521,481	231,711
After 2012		1,559,077	533,865

		4,198,082	2,194,122

Total financial debt	Total financial debt increased from R$ 2,261 million in 3Q07 to R$ 2,350 million in 4Q07.

Operating leases
Obligations from operating leases amounted US$ 4.2 billion at the end of 4Q07, corresponding to 115 aircraft (10 Fokker 100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 A340, 3 MD11 and Airbus turbines). Contracts mature up to 102 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 4.5 million members in the program (which we refer to as the TAM Loyalty Program) and has issued 5.2 million tickets earned with frequent flyer points. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

• The quantity of points earned, converted into free flights;
• The quantity of points which expired without being converted into flights;
• The quantity of free flights flown with other airlines; and

• Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	12.31.2007	12.31.2006
Total Free domestic flights earned but not redeemed	2,400632	1,782397
Number of free flights redeemed	1,090,734	756,040
Revenues from the Loyalty Program (R$ M)	47,045	61,559

Total Provision (R$ M)	20,614	19,039

In 2007 we signed several code-share agreements, that permit the connection of the TAM Loyalty Program to the following companies programs: Victoria, from TAP; LAN Pass, from LAN; Miles&More, from Lufthansa and Milage Plus, from United Airlines.

Maintenance Center in São Carlos
TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs.

In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 13: Actual Shareholders

Shareholders	Ordinary	(%)	Preferential	(%)	TOTAL	(%)
	Shares		Shares
Controlling Shareholders	50.641.897	84,70%	18.860.612	20,77%	69.502.509	46,15%
TAM – Empreendimentos e Participações S.A	50.562.381	84,56%	18.860.612	20,77%	69.422.993	46,10%
Agropecuária Nova Fronteira Ltda.	79.516	0,13%	-	0,00%	79.516	0,05%
Other	9.150.058	15,30%	71.932.580	79,23%	81.082.638	53,85%
Amaro Aviation Part SA	9.133.912	15,28%	2.511.568	2,77%	11.645.480	7,73%
Minority shareholders	16.146	0,03%	69.421.012	76,46%	69.437.158	46,11%

Total	59.791.955	100,00%	90.793.192	100,00%	150.585.147	100,00%

In Decembrer 31, 2007, TAM’s market value was R$ 6.4 billion. Our free float is 53.85% with an average daily trade of our share in Bovespa of 1.0% of the total free float and the daily trade volume around R$ 33 million in the 4Q07.

TAM is included in 8 indexes:
• Ibovespa (Index of the São Paulo Securities Exchange)
• IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
• IGC (Index of companies with differentiated corporate governance practices)
• IBrX (Brazilian Index)
• ITag (Index of shares with differentiated tag along practices)
• IVBX 2 (Index Valor Bovespa – 2nd tier)
• MSCI Barra (Morgan Stanley Capital International)
• DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Strategy & Estimates

Overall Strategy	Our strategic priority is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

1) Continue providing superior service to our clients.

2) Increase revenue with profitability, serving a larger number of passengers at a competitive prices:

a) We believe that 70% of air travel in Brazil is business-related, and this passenger tends to choose early-morning (6 A.M. to 10 A.M.) and late-afternoon (4 P.M. to 7 P.M.) flights. The period between 10 A.M. and 4 P.M. sees smaller demand and consequently experiences lower load factor rates. Through our website www.tam.com.br, passengers can access our clear pricing system, which involves lower prices during off-peak periods. The graphic below shows the load factor during the day:

b) Improvements in the international business: during 2008 the MD11s will be replaced by the newer and larger aircraft Boeing 777ERs. We are also retrofitting our Airbus A330 to be able to offer a more complete and comfortable product to our passengers. Also we are phasing-out the F100 aircraft from TAM Mercosur, to be substituted by A320 family aircraft.

c) Other revenue sources for the Company are:

i) Cargo revenues: grew 60% in 2007 compared to the previous year, mainly due to the expansion on international market and in the domestic due to the substitution of F-100 aircraft by A320 family, resulting in more cargo space available. Strong growth is also expected for 2008, since our guidance for ASKs is to increase 40% and 14% in the international and domestic markets, respectively.

ii) TAM Loyalty Program: has approximately 4.5 million clients, however, we believe the total number of frequent flyers in Brazil is nearly 10 million. Our strategy is to intensify customer loyalty, enabling us to increase revenues through our points program, which saw a 40% increase in 2007.

iii) MRO (Maintenance, repair and overall): we are expanding service opportunities through our Maintenance Center. Our goal is to become a large maintenance service provider to airline companies flying to South America.

3) Reduce our operating costs, optimizing the use of our fleet and streamlining our processes

2007 Guidance	Our estimates for 2007 were:

• We forecasted that the domestic market would grow between 10 to 15%, in RPK terms. The average of the year was 11.9% .

• We maintained the leadership in the domestic market with a 48.9% share in 2007. Market share was 1.1 percentage point below target mainly due to the increase in capacity in the industry, above that which was originally guided in 2006.

• The average domestic load factor was 70.5% .

• Our guidance for aircraft utilization was 13 hours per day, however due to the regulatory and operational changes at Congonhas throughout 2007, our average utilization per aircraft was 12.6 hours per day. Considering only the operating aircraft excluding spares and aircraft in maintenance we posted a daily utilization of 13.4 hours per aircraft.

• Our commitment for 2007 was to begin the third frequency to Paris (started in January 2007) and two new international long-haul flights – we launched three new destinations: Milan, Frankfurt, and Madrid.

• We reached 74% of the CASK reduction target excluding fuel in Brazilian GAAP, mainly due to the negative impact in aircraft utilization, directly impacting the anticipated dilution of fixed costs, and the above planned international expansion, which resulted in additional pre-operating costs such as the setup costs for new stations, marketing costs and crew training.

The following chart shows the performance of the items that composed the 5.2% CASK reduction, excluding fuel, in the 2006-2007 comparison:

2007 Guidance	For 2008 we remain confident in the market development, and our estimates are:

• In 2008, we will grow 14% (ASKs) on the domestic market, mainly from the substitution of F-100s with A320 family aircraft. On the international market, we will grow (ASKs) 40% mostly due to flights launched throughout 2007 having full impact in 2008 (Milan – March; Cordoba – March; Caracas – September; Montevideo – November; Frankfurt – November; and Madrid – December), in addition to the substitution of MD11s aircraft by the newer and larger B777-300ERs.

• Our average load factor, for domestic and international flights will be approximately 70%.

Graph 6: Fleet Projection

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 2Q07 and 2Q06 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ir.

Table 14: Income Statement

	4th quarter

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2007	2006	(%)	2007	2006	(%)

Operational Income	18.40	20.17	-8.8	2,353.7	2,037.0	15.5
Flight revenue	16.57	18.81	-11.9	2,119.4	1,899.6	11.6
Domestic	10.61	12.73	-16.7	1,356.8	1,285.3	5.6
International	4.20	4.63	-9.2	537.7	467.4	15.1
Cargo	1.76	1.45	20.9	224.9	146.9	53.1
Other operating sales and/or services	1.83	1.36	34.6	234.3	137.4	70.5
Sales deductions and taxes	(0.59)	(0.89)	-34.1	(75.3)	(90.1)	-16.5

Net operational income	17.82	19.28	-7.6	2,278.5	1,946.8	17.0

Fuel	(5.23)	(5.45)	-4.1	(669.0)	(550.7)	21.5
Selling and marketing expenses	(2.25)	(2.30)	-2.3	(287.7)	(232.6)	23.7
Aircraft and equipment leasing	(0.98)	(0.89)	9.8	(125.0)	(89.9)	39.1
Personnel	(3.15)	(2.71)	16.2	(402.5)	(273.4)	47.2
	(1.04)	(1.02)	1.9	(133.1)	(103.2)	29.0
Maintenance and reviews (except personnel)
	(1.14)	(1.38)	-17.5	(145.8)	(139.6)	4.5
Outsourced services
Landing and take-off and navigation charges	(0.83)	(0.88)	-5.1	(106.3)	(88.4)	20.2
Depreciation and amortization	(0.76)	(0.53)	43.8	(97.8)	(53.7)	82.2
Aircraft insurance	(0.07)	(0.08)	-21.1	(8.3)	(8.3)	-0.1
Others	(1.67)	(1.77)	-5.8	(213.0)	(178.4)	19.3

Total cost of services and operational	(17.11)	(17.02)	0.6	(2,188.4)	(1,718.3)	27.4
expenses

Gross profit	0.70	2.26	-68.9	90.0	228.6	-60.6

Financial income (expense)	0.36	0.27	31.6	46.2	27.7	66.7

Income (loss) before income and social	1.06	2.54	-58.0	136.2	256.3	-46.9
contribution taxes
Income tax and social contribution	(0.14)	(0.89)	-84.4	(17.8)	(90.1)	-80.2

Income (loss) before minority interest	0.93	1.65	-43.8	118.3	166.2	-28.8
Minority interest	0.00	(0.00)	-142.7	0.1	(0.2)	-154.1

Net income (loss) for the period	0.93	1.64	-43.6	118.5	166.0	-28.6

EPS (R$)				0.79	1.10	-28.6
EPA DS (USD)				0.44	0.52	-13.9

Gross operating revenue
Our gross operating revenue increased 15.5% to R$ 2,353.7 million in 4Q07, compared to R$ 2,037.0 million in 4Q06. Our total demand (RPK) increased 25.8% and our supply (ASK) increased 26.7% resulting in a reduction of 0.5 p.p. in the average load factor to 71.0% in 4Q07. The total RASK (net of taxes) decreased 7.6% to R$ 17.82 cents in 4Q07 compared to R$ 19.28 cents in 4Q06.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)increased 5.6% to R$ 1,356.8 million in 4Q07, compared to R$ 1,285.3 million in 4Q06. Domestic scheduled yield decreased 5.8% from R$ 26.42 cents in 4Q06 to R$ 24.90 cents in 4Q07, domestic demand (in RPK terms) increased 9.9% while the increase in the domestic supply (in ASK terms) was 9.3%, an increase in the domestic load factor of 0.5 p.p., resulting in a 4.8% decrease in the RASK scheduled domestic reaching R$ 16.69 cents in 4Q07 compared to R$ 17.53 cents in 4Q06.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 15.1% to R$537.7 million in 4Q07, compared with R$467.4 million in 4Q06. The yield scheduled international decreased 29.7% to R$ 15.88 cents in 4Q07. In dollar terms, yield scheduled international decreased 15.1% to US$8.97 cents in 4Q07 from US$10.56 cents in 4Q06. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 17.2% and beginning of daily flights to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 65.3% and the international supply increased 71.6% resulting in a load factor decrease of 2.7 p.p. reaching 70.8% from 73.5% in 4Q06. In consequence of the decrease in both yield scheduled international and load factor, the RASK sched uled international decreased 32.2% from R$ 16.60 cents in 4Q06 to R$ 11.26 cents in 4Q07.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 53.1% to R$ 224.9 million in 4Q07, compared to R$ 146.9 million in 4Q06 due to the increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 70.5% to R$ 234.3 million in 4Q07, compared to R$ 137.4 million in 4Q06, mainly due to the increase on Loyalty program revenues and accounting for expired tickets.

Sales deductions and taxes	Sales deductions and taxes decreased 16.5% to R$ 75.3 million in 4Q07, compared with R$ 90.1 million in 4Q06, due to federal taxes compensations.

Net operating revenue	Our net operating revenue increased 17% to R$ 2,278.5 million in 4Q07, compared with R$ 1,946.8 million in 4Q06.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 27.4% to R$ 2,188.4 million in 4Q07, compared to R$ 1,718.3 in 4Q06. The increase in cost of services and operating expenses is principally due to the increase in headcount, landing and take-off fees and navigational aid, maintenance and repairs expenses and aircraft and equipment leasing. The cost of services and operational expenses by ASK (CASK) increased 0.6% from 17.02 Real cents in 4Q06, to 17.11 Real cents in 4Q07, mainly due to the increase in personnel and aircraft and equipment leasing offset by the reduction in the outsourced service costs, aircraft insurance, sales and marketing expenses in addition to the appreciation of the Real exchange rate of 17.2% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs increased 2.8% in 4Q07 compared to 4 Q06.

Fuel
Fuel costs increased 21.5% to R$ 669 million in 4Q07, compared with R$ 550.7 million in 4Q06 due to the 23.9% increase in litres consumed offset by the average cost per litre decrease of 1.9% in the same period, mainly due to a higher participation of the international flights, the economy of tankering program and the increase of 11.7% in the average stage length. Fuel costs by ASK decreased 4.1%.

Sales and Marketing
Sales and marketing expenses increased by 23.7% to R$ 287.7 million in 4Q07, compared to R$ 232.6 million in 4Q06. The sales and marketing expenses represented 12.6% of total net revenues in 4Q07 and 11.9% in 4Q06, an increase of 0.7 p.p., maintaining the same percentage of net revenues as 3Q07. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, offset by the reduction on domestic commercial costs and the reduction in the commission paid to the representatives of the national stations incorporated in the end of 1Q07. Sales and marketing expenses per ASK reduced 2.3%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 39.1% to R$ 125 million in 4Q07, compared with R$ 89.9 million in 4Q06, mostly due to the increase of 13 aircraft A320, 1 A319 and 3 MD11, compensated by the reduction of 2 Fokker 100, the 17.2% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK increased 9.8%.

Personnel costs
Personnel costs increased by 47.2% to R$ 402.5 million in 4Q07, compared to R$ 273.4 million in 4Q06, principally due to the 55.1% increase in headcount from 20,469 to 13,195 in 4Q07 vs. 4Q06, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. Personnel costs per ASK increased 16.2%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 29% to R$ 133.1 million in 4Q07, compared to R$ 103.2 million in 4Q06, mainly due to the increase in flown hours of 11.1% and by the increase in our fleet, compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 17.2%. Costs with maintenance and repairs (except personnel) by ASK increased 1.9%.

Outsourced services
Outsourced services increased by 4.5% to R$ 145.8 million in 4Q07, compared to R$ 139.6 million in 4Q06. Outsourced services by ASK decreased 17.5%, due to the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 17.2% reducing the costs with international stations and the international distribution.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 20.2% to R$ 106.3 million in 4Q07 compared with R$ 88.4 million in 4Q06, due to the increase of 1.9% in take-offs and 13.8% in kilometres flown, and the increase in the international flights, which costs are higher than domestic ones, offset by the appreciation of the real. Landing, take-off and navigation charges by ASK decreased 5.1%.

Depreciation and amortization
Depreciation and amortization costs increased 82.2% to R$ 97.8 million in 4Q07, compared with R$ 53.7 million in 4Q06, mainly due to the increase of the number of aircraft classified under capital leases in US GAAP. The depreciation and amortization expense by ASK increased 43.8%.

Aircraft insurance
Aircraft insurance decreased 0.1% maintaining R$ 8.3 million in 4Q07 compared with 4Q06, mainly due to the appreciation of the Real against the US dollar of 17.2% offset by the increase in the number of passengers transported in 9.8% in 4Q07 vs. 4Q06 and by the net increase of 20 aircraft into our fleet compared to 4Q06. The costs of aircraft insurance by ASK reduced 21.1%.

Other operating expenses
Other operating expenses increased by 19.3% to R$ 213 million in 4Q07 compared to R$ 178.4 million in 4Q06, mainly due to the increase in our operations of 26.7%, increase in general and administrative expenses and costs with operations in international bases compensated by the 17.2% appreciation of the Real against US Dollar. Other operational expenses by ASK decreased 5.8%.

Net financial result
Our net financial result presented an income of R$ 46.2 million in 4Q07, compared with a positive result of R$ 27.7 million in 4Q06, mainly due to the appreciation of the Real against the US dollar of 17.2%, related to the financial leasing debt and by the gains of non-realized result of fuel hedge.

Income tax and social contribution
Income tax and social contribution reduced 80.2% to R$ 17.8 million in 4Q07, compared to R$ 90.1 million in 4Q06. Our effective tax rate was 13.1% in 4Q07 and 35.1% in 4Q06 due to fiscal gains related to the payment of interest on own capital.

Net Income
Our net income decreased 28.6% to R$ 118.5 million in 4Q07, compared to R$ 166 million in 4Q06, as a result of the matters above discussed that represented a reduction of 3.3 p.p. in margin, from 8.5% in 4Q06 to 5.2% in 4Q07.

Table 15: Income Statement – Accumulated

	January-December

US GAAP	In cents of R$ per ASK				In millions of R$

			Variation			Variation
	2007	2006	(%)	2007	2006	(%)

Operational Income	17.76	21.61	-17.8	8,454.1	7,685.1	10.0
Flight revenue	16.26	20.21	-19.5	7,740.5	7,185.9	7.7
Domestic	10.16	14.51	-30.0	4,833.9	5,161.9	-6.4
International	4.47	4.32	3.5	2,129.7	1,537.5	38.5
Cargo	1.63	1.37	19.3	776.8	486.5	59.7
Other operating sales and/or services	1.50	1.40	6.8	713.6	499.2	43.0
revenues
Sales deductions and taxes	(0.68)	(1.00)	-32.2	(322.8)	(355.4)	-9.2

Net operational income	17.08	20.61	-17.1	8,131.3	7,329.6	10.9

Fuel	(5.33)	(5.99)	-11.0	(2,536.4)	(2,129.9)	19.1
Selling and marketing expenses	(2.05)	(2.46)	-16.8	(975.1)	(875.3)	11.4
Aircraft and equipment leasing	(1.04)	(1.07)	-2.9	(495.2)	(381.0)	30.0
Personnel	(2.75)	(2.47)	11.3	(1,308.0)	(878.2)	48.9
	(1.00)	(1.09)	-8.2	(476.8)	(388.0)	22.9
Maintenance and reviews (except personnel)
Outsourced services	(1.15)	(1.49)	-22.9	(547.9)	(531.0)	3.2
Landing and take-off and navigation charges	(0.88)	(0.89)	-0.1	(421.0)	(315.0)	33.7
Depreciation and amortization	(0.58)	(0.63)	-7.3	(276.2)	(222.6)	24.1
Aircraft insurance	(0.07)	(0.10)	-28.5	(33.6)	(35.1)	-4.3
Others	(1.35)	(1.36)	-0.5	(643.6)	(483.2)	33.2

Total cost of services and operational	(16.21)	(17.54)	-7.6	(7,713.9)	(6,239.1)	23.6
expenses

Gross profit	0.88	3.07	-71.4	417.4	1,090.5	-61.7

Financial income (expense)	0.55	0.43	28.0	260.3	151.9	71.4

Income (loss) before income and social	1.42	3.49	-59.2	677.7	1,242.5	-45.5
contribution taxes
Income tax and social contribution	(0.44)	(1.22)	-63.9	(209.0)	(433.0)	-51.7

Income (loss) before minority interest	0.98	2.28	-56.7	468.8	809.5	-42.1
Minority interest	(0.00)	(0.00)	-82.0	(0.2)	(0.7)	-76.0

Net income (loss) for the period	0.98	2.27	-56.7	468.6	808.8	-42.1

EPS (R$)				3.11	5.37	-42.1
EPADS (USD)				1.76	2.51	-30.1

Table 16: Cash Flow
US GAAP - R$ 000

	2007	2006

Cash flows from operating activities

Net income for the year	468,608	808,759

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	277,639	223,084
Deferred income tax and social contribution	69,995	163,318
Provision for contingencies	65,729	68,660
Loss on disposal long lived assets	48,542	21,535
Indexation charges and exchange variations, net	(395,250)	(196,344)
Minority interest	177	736
Other provisions	89,642	13,312

(Increase) decrease in assets
Short term investments	13,132	(1,250,954)
Customer accounts receivable	(184,347)	(30,045)
Inventories	(90,822)	(7,738)
Taxes recoverable	(19,672)	(24,310)
Prepaid expenses	(63,234)	2,686
Deferred income tax and social contribution	3,441	23,593
Judicial deposits	(19,440)	270
Advances for aircraft maintenance	(92,667)	(46,596)
Other receivables	(71,116)	(65,566)

Increase (decrease) in liabilities
Suppliers	80,039	64,769
Salaries and payroll charges	42,580	60,080
Advance ticket sales	32,336	201,563
Taxes and tariffs payable	(4,732)	(25,080)
Financial and operating leases	(175,672)	(137,169)
Income tax and social contribution payable	18,086	28,627
Other	(26,045)	(51,123)

Net cash provided by operating activities	66,949	(153,933)

Cash flows from investing activities

Acquisition of property, plant and equipment	(168,004)	(136,136)
Increase Intangible	(13,156)	-
Deposits in guarantee	(44,372)	(31,861)
Advances to aircraft manufactures
Reimbursement	401,977	58,689
Payments	(451,456)	(306,568)

Net cash provided by (used in) investing activities	(275,011)	(415,876)

Cash flows from financing activities

Capital increase	497	273,164
Dividends paid	(137,629)	(29,045)
Term loan and financing
Issuance	638,105	1,248,331
Repayments	(459,629)	(964,858)
Finance lease:
Issuance
Repayments	(253,374)	(244,667)
Debentures:
Issuance		508,486
Repayments	(19,957)	(15,030)
Senior notes:
Issuance	607,080
Repayments

Net cash provided by financing activities	375,093	776,381

Increase (decrease) in cash and banks and financial investments	167,031	206,572

Cash and cash equivalents at the end of the year	466,538	299,507
Cash and cash equivalents at the beginning of the year	299,507	(92,935)

Change in cash and cash equivalents	167,031	206,572

Supplemental disclosure of cash flow information

Interest paid (including R$ 132,228, R$ 93,107 and R$ 133,122 of interest paid on finance lease
under US GAAP for 2007, 2006 and 2005, respectively).	279,417	134,246

Non cash investing and financing activities - acquisition of aircrafts under finance lease	1,262,133

Income taxes paid	65,528	226,278

Table 17: Condensed Balance Sheet

US GAAP (in thousands of R$)	12.31.2007	12.31.2006

Total Assets	9,975,335	7,657,400

Current assets	5,023,565	3,852,480

Cash and cash equivalents	466,538	299,507
Short-term investments	2,140,339	2,153,471
Accounts receivable, net	937,928	780,972
Inventories	162,471	113,875
Taxes recoverable	87,017	67,345
Prepaid expenses	151,372	88,138
Income tax and social contribution	31,874	25,425
Advances to aircraft manufacturers	864,440	221,793
Other receivables	137,071	72,765
Aircraft insurance and others	44,515	29,189

Long term assets	514,794	403,878

Deferred income tax and social contribution	0	0
Deposits in guarantee	161,488	144,444
Advances to aircraft manufacturers	105,115	130,915
Advances for aircraft maintenance	119,633	46,596
Judicial deposits	75,017	55,577
Other assets	53,541	26,346

Permanent assets	4,436,976	3,401,042

Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	4,414,070	3,391,292
Intangible	13,156	0

Total liabilities and Shareholders' Equity	9,975,335	7,657,400

Current liabilities	3,059,961	2,363,444

Suppliers	426,856	346,817
Leases payable	330,231	335,254
Loans	881,148	221,908
Debentures	32,159	60,588
Bonds	7,076	0
Reorganization of the Fokker 100 Fleet	11,501	11,813
Taxes and tariffs payable	59,051	63,783
Loyalty Program	20,614	19,039
Transportations to be executed	791,546	759,210
Salaries and payroll charges	236,708	194,128
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	20,079	1,993
Interest on equity and dividends payable	32052	137269
Other accounts payable	178,855	179,557

Long-term liabilities	4,945,963	3,759,314

Obligations under financial leases	2,515,907	2,033,771
Long-term debt	219,190	230,864
Debêntures	500,000	508,076
Reorganization of the Fokker 100 fleet	41,523	62,806
Provision for contingencies	844,713	722,761
Provision for income tax and social contribution	92,815	9,284
Deferred gain on ales-leaseback	147,441	179,526
Other liabilities	584,374	12,226

Minority Interest	2,629	2,744

Shareholders' Equity	1,966,782	1,531,898

Table 18: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and
	(monthly payments)	2007	2006

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	5,945	75,320

Airbus A319/A320 aircraft and engines	1-Month and 6-Months LIBOR + 1.5% p.a. (6.4%p.a.)	1,014,542	561,646

Airbus A330 aircraft, engines and spare parts	1-Month LIBOR + 1.5% p.a. (6.1%p.a.)	573,951	458,087

Lease obligations	1-Month LIBOR + 1.6% p.a. to a.75% p.a. (8.1%p.a.)	955	2,117

	6-Months LIBOR + 0.7% p.a to 6.7% p.a (7.6% p.a.)	1,939	7,688

	3-Months LIBOR + 0.03% p.a to 1.8% p.a (6.5% p.a.)	2,920	1,870

	Fixed interest of 1,1% p.a.	6,556	1,329

		1,606,807	1,108,057

Current		(186,434)	(156,807)

Non-current		1,420,373	951,249

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	12.31.2007	12.31.2006

2008	0	113,382
2009	166,715	118,780
2010	155,456	110,684
2011	159,000	106,991
2012	163,977	107,771
2013	186,519	114,696
After 2013	588,707	278,946

	1,420,373	951,249

Financial leases in US GAAP
In US GAAP financial reports, TAM had 44 operational lease contracts in 4Q07 (Airbus A319 – 9, Airbus A320 – 19, Airbus A321 – 3, Airbus A330 – 10, A340 – 2 e Fokker 100 – 1), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Controlling)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Analyst)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 50.6% domestic market share and 67.3% international market share at the end of February 2007. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.5 million subscribers and has awarded more than 5.2 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.